ENERNOC, INC.
75 Federal Street, Suite 300
Boston, Massachusetts 02110

June 11, 2009

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:                    Mary Beth Breslin

Senior Attorney

Re:	EnerNOC, Inc.
Form 10-K for the year ended December 31, 2008
File No. 001-33471

Ladies and Gentlemen:

On behalf of EnerNOC, Inc., a Delaware corporation (the “Company”), submitted herewith is the Company’s response to comments contained in the letter dated May 29, 2009 from Ms. Mary Beth Breslin, Senior Attorney, of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) concerning the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “2008 Annual Report”).  The 2008 Annual Report was filed with the Commission on March 16, 2009.

As requested, the comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter.

Form 10-K for the year ended December 31, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Overview, page 48

Comment:

1.             We note your disclosure on page 51 that a number of contracts with customers ISO-NE, which represented 36% of your total revenues in 2008, and CL&P, which represented 15% of your revenues, have expired and that you “have enrolled a significant portion” of the megawattage represented by your expired contracts with these customers “in other available demand response programs,” but these program have provided and could continue to provide “significantly lower capacity payments.”  We further note your statement on page 25 that the expiration of the CL&P contract “may have a material adverse effect on [y]our results of operations and financial position and delay or prevent [y]our future profitability.”  To the extent that the expiration of these contracts and their replacement with “significantly” lower capacity payments is a known trend that is reasonably likely to have a material effect on your financing condition or operating performance, please expand this section in future filings to discuss with greater specificity the impact that this trend is expected to have on your operating results.  For further guidance regarding discussion of trends in MD&A, please see Section III.B.3 of Interpretive Release No. 33-8350, available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response:

For purposes of clarity, the Company respectfully advises the Staff that the disclosure on page 51 referenced above states that “Revenues generated from two fixed price contracts with, and open market sales to [emphasis added], ISO-NE” accounted for 36% of the Company’s total revenues in 2008.  Of that 36% figure, approximately 2% of the Company’s total revenues in 2008 were derived from the two fixed price contracts with ISO-NE, both of which expired on May 31, 2008, and approximately 34% of the Company’s total revenues in 2008 were derived from open market sales to ISO-NE.  The Company currently participates, and intends to continue to participate, in ISO-NE’s open market demand response programs and derive revenues therefrom.

The Company does not believe that the expiration of the fixed price contracts with ISO-NE and CL&P and their replacement with “significantly” lower capacity payments is a known trend that is reasonably likely to have a material effect on the Company’s financing condition or operating performance.  Therefore, it is the Company’s position that no expanded disclosure will be required in future filings.  To the contrary, the Company is now able to determine that the impact of the expiration of these contracts will not materially affect the Company’s results of operations or future profitability. Accordingly, the Company believes that the disclosure stating that the expiration of these contracts “may have a material adverse effect on our results of operations and financial position and delay or prevent our future profitability” is no longer applicable, and the disclosure will be revised in all future filings by the Company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to reflect the Company’s position set forth in this paragraph.

The Company represents that it will continue in the future to evaluate the extent to which the expiration of any significant contracts and their replacement with demand response programs that provide lower capacity payments is a known trend that is reasonably likely to have a material effect on its financial condition or operating performance, and will, if applicable, provide expanded disclosure to discuss with specificity the impact that any such trend would be expected to have on its operating results.

Results of Operations, page 54

Comment:

2.             In future filings, to the extent practicable, separately quantify the various components of your line item results to give readers a better understanding of your results.  For instance, we note that approximately one-third of the 67.8% increase in demand response solutions revenues in 2008 was not separately quantified among the various factors cited.  In addition, please describe with greater specificity the reasons of your results; for instance, clarify what you mean when you attribute a “significant portion” of the increase in gross margin in 2008 to “the way in which [you] managed [y]our portfolio of demand response capacity in certain supplemental demand response programs in which [you] participate,” or the expansion into “new markets and programs” to which you partially attribute an increase in demand response solutions revenues.  Further, we note here and throughout your discussion of your results of operations that you refer to changes that offset your results, such as “the expiration of [y]our fixed price contracts with ISO-NE and a reduction in energy payments due to fewer demand response events being called” that offset a portion of the 67.8% increase in demand response solutions revenues.  Please quantify these offsets in future filings, to the extent practicable.

Response:

In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable, to (i) separately quantify the various components of the Company’s line item results and (ii) quantify the changes that offset the Company’s results of operations.

In response to the Staff’s comment above to clarify what the Company means by “the way in which [the Company] managed [its] portfolio of demand response capacity in certain supplemental demand response programs in which [it] participate[s],” the Company supplementally advises the Staff that it manages its portfolio of demand response capacity to maximize payments for the demand response capacity that is made available by the Company’s commercial, institutional and industrial customers. For example, the Company employs portfolio performance risk management analyses using a variety of internally developed, computer-aided models. These analyses help the Company evaluate expected customer curtailment levels across varying market, seasonal, and weather conditions so as to increase the likelihood of achieving sufficient or excess levels of demand reduction across the portfolio at different times of year. These analyses thus help the Company attempt to maximize its revenue opportunities relative to the expenses it incurs, including those related to paying participants for their energy reduction commitments and actual energy reductions, and/or paying any applicable fees or penalties should the Company not achieve sufficient levels of demand reduction across its portfolio. Furthermore, the Company may occasionally participate in supplemental programs and/or capacity arrangements (collectively, the “Supplemental Programs”), including those that are administered by grid operators or utilities in certain regions that augment their existing open market bidding programs. Among other things, these Supplemental Programs can create additional market opportunities for the Company’s demand response resources as supply or demand levels and forecasts within a specific region change dynamically over time.  Due to the fact that each region in which the Company operates has different Supplemental Program opportunities and rules, the Company believes that providing a granular level of disclosure regarding each such Supplemental Program is not useful to investors. However, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable, to provide more clarity with respect to the ways in which the Company manages its portfolio of demand response capacity in Supplemental Programs.

Further, a portion of the increase in the Company’s demand response solutions revenue in 2008 as compared to 2007 was attributable to the Company entering into long-term contracts with utilities and/or participating in open market bidding programs in new geographic regions.  For example, in 2007 the Company entered into several new long-term demand response contracts with utilities located in different geographic regions than those regions in which the Company had previously provided its demand response services.  During 2008, the Company recognized revenue under certain of these new long-term contracts, thereby contributing to the year-over-year increase in the Company’s demand response revenues.  In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable, to provide more clarity with respect to the new geographic regions in which the Company operates and the corresponding effect on the Company’s revenue.

Liquidity and Capital Resources, page 60

Comment:

3.             We note your reference to ‘anticipated net cash flows from operating activities’ as a source of cash to meet your anticipated cash needs for at least the next 12 months.  Given that you used cash flows in operating activities of $15,207,000, $7,163,000 and $964,000 in fiscal 2008, 2007 and 2006, respectively, please tell us and disclose in future filings including your next Form 10-Q the basis for your statement that you anticipate cash flows from operating activities for fiscal 2009.

Response:

The Staff is supplementally advised that, as previously disclosed by the Company in various press releases and on earnings conference calls, the Company currently expects to generate positive cash flow from operations in the second half of 2009, and to deliver positive GAAP earnings per share for the year ending December 31, 2010.  In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable, to reflect the Company’s current expectations with respect to generating positive cash flow from operations in the second half of 2009 and the impact it will have on the Company’s liquidity.

Comment:

4.             We note your disclosure on page 63 that you are subject to various financial covenants as a provision of your $35 million credit agreement with Silicon Valley Bank.  We further note your disclosure from the 10-K and from your 10-Q for the period ended March 31, 2009 that you were in compliance with these covenants at both December 31, 2008 and March 31, 2009.  However, if there is a material risk of triggering terms of your indebtedness that result in making a credit facility unavailable or accelerating a balance due, in future filings:

•      Discuss with greater specificity how near you are to violating each such term, quantifying wherever possible, and

•      Quantify the amount that will be accelerated.

Response:

The Company currently believes that there is no material risk of triggering the terms of the Company’s indebtedness under its $35 million credit facility with Silicon Valley Bank, which would result in making a credit facility unavailable or accelerating a balance due.

Application of Critical Accounting Policies and Use of Estimates, page 64

Comment:

5.             In the interest of providing readers with a better insight into management’s judgments into accounting for goodwill, please tell us and consider disclosing the following:

•      The reporting unit level at which you test good will for impairment and your basis for that determination.

•      Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

•      How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

•      A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

•      If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Response:

In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable.  In addition, the Company respectfully submits the following responses:

In accordance with paragraph 30 of Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, the Company has only one operating segment and that is its sole reporting unit for which discrete financial information is available and for which management regularly reviews the operating results.  Accordingly, the Company applies the two-step method in paragraphs 19-21 of SFAS No. 142 to test for impairment at the entity level, as follows:

Step 1

•      Determine the fair value of the reporting unit.  As the reporting unit is at the entity level, the Company measures fair value using the market approach (please see below for further discussion).  The Company then compares the fair value of the reporting unit (entity) to its carrying value, including goodwill.  If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying value exceeds the fair value, the goodwill of the reporting unit is potentially impaired and the Company would then complete Step 2 in order to measure the impairment loss.

Step 2

•      Calculate the implied fair value of goodwill by deducting the fair value of all tangible and intangible net assets (including unrecognized intangible assets) of the reporting unit from the fair value of the reporting unit (as determined in Step 1). The remaining fair value of the reporting unit after assigning fair values to all of the reporting unit’s assets and liabilities represents the implied fair value of goodwill for the reporting unit. The purchase price allocation guidance included in paragraph 37 of Statement 141 is used to determine the amounts to be assigned to the assets and liabilities of the reporting unit.

•      Compare the implied fair value of goodwill as determined above to the carrying value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, recognize an impairment loss equal to the difference (i.e., write goodwill down to the implied fair value of goodwill amount).

To date, the fair value of the Company has exceeded its carrying value and Step 2 of the impairment test has not been necessary.

Elected Approach

Based on the Company’s assessment of observable inputs relative to the fair value hierarchy set forth in SFAS 157, the Company determined that the market approach is an appropriate methodology to calculate the fair value of the reporting unit. For the market approach, the Company used the Quoted Market Price.

Market Approach: Quoted Market Price

The quoted market price can be used an indication of value only when the underlying company is publicly-traded and that company has only one reporting unit, as is the case with the Company. As indicted in the SFAS 157 fair value hierarchy, the best evidence of fair value is quoted prices in an active market.  As such, given that this is a SFAS 157 Level 1 input, it was given the highest priority in determining which valuation technique the Company would utilize.

The Company considered the quoted market price of its common stock and the number of shares of its common stock outstanding. On the November 30, 2008 valuation date, there were 20.3 million shares of common stock outstanding and the closing price as of November 28, 2008 (which is the closest trading day to the valuation date) was $7.16. The Company notes that if it used the average stock price for the 30 trading day historical moving average from October 17, 2008 through November 28, 2008, the fair value of equity also exceeded the book value as of November 30, 2008.  Events subsequent to the valuation may have an effect on the fair value of the Company but are difficult to quantify.  If the Company experiences a significant decline in market price, these events or changes in circumstances may indicate that the carrying value of the asset may not be recoverable and the Company would assess for impairment at that point in time.

Prior Year Comparison

The nature of the assumptions and methodologies used for valuing goodwill has not changed compared to the prior year.

Item 11.  Executive Compensation, page 72

Comment:

6.             In your future filings, please disclose the threshold and maximum amounts for your non-equity incentive plan in your Grants of Plan-Based Awards table.  Refer to Instruction 2 of Item 402(d) in Regulation S-K.

Response:

The Staff is supplementally advised that pursuant to Item 402(a)(5) of Regulation S-K, the Company omitted the “threshold” column in the Grants of Plan-Based Awards table because the Company’s non-equity incentive plan does not provide for a minimum amount payable for a certain level of performance under the plan.  If, in the future, the Company’s non-equity incentive plan does provide for a minimum amount payable for a certain level of performance under the plan, the Company will disclose such minimum amount under the “threshold” column in the Grants of Plan-Based Awards table.

In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable, to disclose the maximum amounts for the Company’s non-equity incentive plan in the Company’s Grants of Plan-Based Awards table.

Financial Statements, page F-1

Consolidated Balance Sheet, page F-3

Comment:

7.             We note that you present a combined balance for goodwill and other intangible assets, net on the face of your balance sheet.  In future filings please present your intangible assets and goodwill as separate line items in your balance sheet, consistent with paragraphs 42 and 43 of SFAS 142.

Response:

In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable, to present the Company’s intangible assets and goodwill as separate line items in its balance sheet, consistent with paragraphs 42 and 43 of SFAS 142.  The Company respectfully advises the Staff that in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009, the Company’s intangible assets and goodwill are presented as separate line items in its balance sheet.

Note 1.  Description of Business, Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Goodwill and Other Intangible Assets, page F-10

Comment:

8.             We note that goodwill is $18,535,000, or 13.6% of total assets, as of December 31, 2008.  Given the significance of the goodwill balance, please tell us and in future filings, including your next Form 10-Q, please disclose your accounting policies with respect to reviewing goodwill for impairment.  Discuss how the company applies the two-step method in paragraphs 19-21 of SFAS 142.

Response:

In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable.  In addition, the Company respectfully submits the following responses:

The Company assesses the impairment of goodwill on an annual basis and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The Company would record an impairment charge if such an assessment indicated that the fair value of the assets were less than the carrying value.

Goodwill was tested for impairment using the two-step approach described in SFAS 142. Step 1 of the goodwill impairment test, used to identify potential impairment, compares the fair value of the entity with its carrying amount, including goodwill. If the fair value of the entity exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any. The Company performed a Step 1 test at its annual testing date of November 30, 2008 using the approaches discussed in the response to Comment 5 above, and determined that the fair value of equity exceeded the carrying value of equity, therefore goodwill was not impaired and Step 2 of the test was not required.

Comment:

9.             Further, we note your disclosure that you test your goodwill at least annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable.  Please note that under paragraphs 26 and 28 of SFAS 142, you should test your goodwill for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.  Please tell us and revise future filings, beginning with your next 10-Q, to clarify how you comply with SFAS 142.

Response:

The staff is supplementally advised that the Company tests goodwill for impairment on an annual basis, in the fourth quarter of each fiscal year and more frequently if a triggering event occurs.  In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable, to clarify that the Company tests goodwill annually and whenever events or changes in circumstances indicate the carrying value of the Company’s goodwill may not be recoverable.

Note 2.  Acquisitions, page F-15

Comment:

10.           Under paragraph 51(d) of SFAS 141 (and paragraph 68(f)(4) of SFAS 141R for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.), you should disclose the basis for determining the value of shares issued in a business combination.  Please tell us and revise future filings, including your next Form 10-Q, to provide this disclosure.

Response:

In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable.  In addition, the Company respectfully submits the following responses:

In accordance with SFAS 141 paragraph 22 and EITF 99-12, the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced shall be considered in determining the fair value of securities issued.

As set forth in Issue 1 of EITF 99-12, the Task Force reached a consensus that the value of the acquirer’s marketable equity securities issued to effect a purchase business combination should be determined, pursuant to the guidance in paragraph 74 of Opinion 16, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced and the date of measurement of the value of the acquirer’s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. Task Force members observed that the reasonable period of time referred to in paragraph 74 of Opinion 16 is intended to be very short, such as a few days before and after the acquisition is agreed to and announced.

Upon consummation of the respective business combination presented in the period, the number of shares and/or amount of other consideration was not subject to change pursuant to the terms and conditions of the respective acquisition agreements.  After taking into consideration SFAS 141 paragraph 22 and EITF 99-12, the measurement date used by the Company was the date the agreement was consummated and the closing price of the Company’s security on the respective dates, which coincided with the date that the business combination was publicly announced.

Note 7.  Goodwill and Intangible Assets, net, page F-24

Comment:

11.           Please tell us why the balance of your intangible asset for customer contracts decreased from $11,497,000 as of December 31, 2007 to $4,217,000 as of December 31, 2008, a decrease of $7,280,000.  We note from Note 2, that due to an acquisition in 2008, customer relationships increased by $1,720,000.

Response:

The Staff is supplementally advised that the decrease in customer contracts referred to by the Staff above in Comment 11 was due to the write-off of $7,180,000 of fully amortized intangible assets related to customer contracts that expired in May 2008.

Comment:

12.           In future filings please disclose the accumulated amortization for your intangible assets by major intangible asset class, consistent with paragraph 45(a)(1) of FSAS 142.

Response:

In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable.

Comment:

13.           Please show us and disclose in future filings, including your next 10-Q, the changes in the carrying amount of your goodwill during the period, consistent with paragraph 45(c) of SFAS 142.

Response:

In response to this comment, the disclosure will be revised in all future filings by the Company under the Exchange Act, where such disclosure is applicable.

The Staff is supplementally advised that the change in the carrying amount of goodwill for the year ended December 31, 2008 was as follows (in thousands):

December 31,
2008
Balance at beginning of period	$9,815
Additions during the period	3,580
Balance at end of period	$13,395

In May 2008, the Company acquired 100% of the membership interests of South River Consulting, LLC, an energy procurement and risk management services provider, for a purchase price equal to $5,524, of which $3,580 was allocated to goodwill.

*              *              *

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested, this response letter has been filed on EDGAR under the form type CORRESP.  The Company understands that the Commission may have additional comments after reviewing this letter.

Management hopes that the above responses will be acceptable to the Commission.  Please do not hesitate to call Laurie Harrison, Assistant General Counsel of the Company, at (617) 532-8127 with any questions regarding this letter.  Thank you for your time and attention.

Very truly yours,

/s/ Timothy G. Healy
Timothy G. Healy
Chairman of the Board and Chief Executive Officer